Reynolds Blue Chip Fund
Reynolds Blue Chip Growth Fund Reynolds Opportunity Fund Reynolds Fund
The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in “blue chip” growth companies. In the long-term these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis
For our latest market comments, please see the latest Annual Report

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General
Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$59.6	Initial IRA:	$1000
(as of 12/31/09)		Subsequent IRA:	$100

		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return		Cumulative Total Return
(as of 12/31/09)		(as of 12/31/09)

	Return		Return
1 Year	+41.87%	1 Year	+41.87%
3 Year	+13.40%	3 Year	+45.82%
5 Year	+7.40%	5 Year	+42.89%
10 Year	(4.77)%	10 Year	(38.64)%
Life of Fund	+7.83%	Life of Fund	+401.68%

		Calendar Year End Data
Year	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Total Return	+41.87%	(5.09)%	+8.29%	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%	(29.0)%	(31.8)%
Capital Gains	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0.2104	0	0	0	0	0	0	0
Total Assets ($millions)	$60.4	$21.4	$25.5	$34.4	$49.3	$90.1	$125.0	$88.7	$196.1	$397.7
Value $10,000	$50,168	$35,363	$37,258	$34,405	$33,940	$35,109	$35,619	$25,115	$39,589	$55,742
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio1 (after reimbursement): 2.00%
Expense Ratio1 (before reimbursement): 2.51%
(as of 09/30/09)

	Asset Allocation
Date	12/31/09	09/30/09	06/30/09	03/31/09	12/31/08
Equities	99.35%	98.97%	77.44%	47.06%	0.00%
Preferred Stock	0.00%	0.00%	0.00%	0.00%	0.00%
Cash	0.65%	1.03%	22.56%	52.94%	100.00%

Turnover Rate: 527%
(as of 09/30/09)

Top Ten Investment Holdings		Top Ten Industry Weightings
(as of 12/31/09)		(as of 12/31/09)
Apple Inc.	4.19%	Specialty Retail	6.96%
Google Inc.	3.33%	Computers & Peripherals	6.84%
Baidu, Inc. SP-ADR	1.41%	Internet Software & Services	6.30%
Priceline.com Inc.	0.88%	Metals & Mining	6.30%
Research in Motion Ltd.	0.84%	Oil, Gas & Consumable Fuels	6.15%
OfficeMax Inc.	0.83%	Hotels, Restaurants & Leisure	4.92%
Starbucks Corp.	0.75%	Semiconductors & Semiconductor Equipment	4.79%
Amazon.com, Inc.	0.72%	Machinery	3.59%
Brigham Exploration Co.	0.71%	Energy Equipment & Services	3.43%
Gannett Co., Inc.	0.70%	Software	3.26%

1The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. The above expense ratios are presented before and after this expense reimbursement agreement. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.